:-----------:
:   FORM 4  :                U.S. SECURITIES AND EXCHANGE COMMISSION
:-----------:                           WASHINGTON, DC 20549

                        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                Filed pursuant to Section 16(a) of the Securities Exchange
                 Act of 1934, Section 17(a) of the Public Utility Holding
                           Company Act of 1935 or Section 30(f) of the
                                  Investment Company Act of 1940

[X]       Check box if no longer subject to Section 16. Form 4 or Form 5
          obligations may continue.   See Instruction 1(b)

1.   Name and Address of Reporting Person:*

          Nanda, Vir A.
          3150 Holcomb Bridge Road
          Norcross, Georgia  30071

2.   Issuer Name and Ticker or Trading Symbol

          The InterCept Group, Inc. (ICG)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

          June, 1998

5.   If Amendment, Date of Original (Month/Year)





* If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).

6.   Relationship of Reporting Person to Issuer (Check all applicable)

       [   ]     Director                       [ X ]   10% Owner
       [ X ]     Officer (give title below)     [   ]   Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

       [ X ]   Form filed by one Reporting Person
       [   ]   Form filed by more than one Reporting Person



     TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security  2.  Trans-   3.  Transac-   4.  Securities Acquired (A) or   5.  Amount of    6.  Owner-     7.  Nature of
    (Inst. 3)              action       tion           Disposed of (D)                  Securities       ship           Indirect
                           Date         Code           (Instr. 3, 4 and 5)              Beneficially     Form:          Beneficial
                           (Month/      (Inst. 8)      --------------------------       Owned at End     Direct         Ownership
                            Day/    -------------      Amount    (A) or    Price        of Month         (D) or         (Instr. 4)
                            Year)    Code     V                  (D)                    (Instr. 3        Indirect
                                                                                         and 4)          (I)
                                                                                                         (Instr. 4)
---------------------  -----------  ------   ----      -------   ------    -----    ---------------- -------------- ---------------
Common Stock           6/10/98      S(1)               137,500     D       $6.30    901,044                D



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of  2.Con-    3.Trans- 4.Trans- 5.Number of  6.Date Exer-   7.Title and     8.Price    9.Number    10.Ownership 11.Nature
  Deriva-     version   action   action   Derivative   cisable and    Amount of       of De-     of Deriv-    Form of      of
  tive        or        Date     Code     Securities   Expiration     Underlying      rivative   ative        Derivative   Indirect
  Security    Exer-    (Month/   (Instr.  Acquired     Date           Securities      Security   Securi-      Security:    Bene-
  (Instr.3)   cise       Day/     8)      (A) or       (Month/        (Instr. 3       (Instr.    ties         Direct       ficial
              Price      Year) --------   Disposed     Day/Year)       and 4)          5)        Bene-        (D) or       Owner-
              of               Code   V   of (D)      -------------- -------------               ficially     Indirect     ship
              Deriva-                     (Instr. 3,  Date    Expi-  Title  Amount               Owned at     (I)          (Instr.4)
              tive                         4 and 5)   Exer-   ration        or No.               End of       (Instr.4)
              Secur-                     -----------  cisable Date          of                   Month
              ity                        (A)    (D)                         Shares
----------- --------- -------- ----  --- -----   ---  ------- ------ -----  ------  ---------- ----------- ------------ ------------



Explanation of Responses:

(1)  The shares were sold by Mr. Nanda as a selling shareholder in connection with the Company's initial public offering.

     **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


                             /s/ Vir A. Nanda                      7/10/98
                            ----------------------             -----------------
                             **Signature of Reporting Person         Date


See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


    Note:  File three copies of this form, one of which must be manually signed.

If space provided is insufficient, see Instructions 6 for procedure.